Exhibit 99.2

Form 51-102F3
Material Change Report

CONTENT OF MATERIAL CHANGE REPORT

Item 1	Name and Address of Company
WESTERN COPPER CORPORATION
2050-1111 West Georgia Street
Vancouver, B.C. V6E 4M3
Canada

Item 2	Date of Material Change
The date of material change is November 1, 2010

Item 3	News Release
The date of the news release issued pursuant to section 7.1 of National Instrument 51–102 with respect to the material change disclosed in this report is November 1, 2010.

Item 4	Summary of Material Change
Western Copper Announces Significant Resource Increase at Casino

Item 5	Full Description of Material Change
See attached news release dated November 1, 2010

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
This report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7	Omitted Information
No information has been omitted.

Item 8	Executive Officer
The following senior officer of the Company is knowledgeable about the material change disclosed in this report.
DALE CORMAN , Chairman & CEO
Tel: (604) 684-9497

Item 9	Date of Report
This Report is dated November 1, 2010

NEWS RELEASE
November 1, 2010	Release 13-2010

WESTERN COPPER ANNOUNCES SIGNIFICANT RESOURCE INCREASE AT CASINO

     Near-surface Supergene Sulphide Zone increased 90% to 252 Million Tonnes (M+I)1 Measured & Indicated Supergene + Hypogene mineralization at 1.06 Billion Tonnes1 Inferred Supergene + Hypogene mineralization increased 6 times to 1.70 Billion Tonnes1

VANCOUVER, B.C. – Western Copper Corporation (“Western Copper” or the “Company”) (TSX:WRN) is pleased to announce an updated resource estimate for its wholly-owned Casino Gold-Copper-Molybdenum Project in the Yukon Territory.

This new resource estimate is the first estimate to include the 26,000 metres of drilling performed by Western Copper over the past 3 years, and represents a significant update to the 2008 resource estimate. In addition to the inclusion of new drilling, this estimate incorporates a re-interpretation of the geology of the deposit, which included the re-logging of 90,000 metres of core under the direction of Jack McClintock, Consulting Geologist for Western Copper.

The goal of the drilling campaign, to increase the near-surface supergene sulphide zone, was achieved. The size of this zone has increased from 133 million tonnes to 252 million tonnes at the measured and indicated level – an increase of 90% (see Table 1).

Table 1: Supergene Sulphide Zone Measured & Indicated Resource

Supergene Sulphide Zone (2010 Estimate)[1]
Class	Cutoff	Tonnes	Copper	Gold	Moly	Silver	CuEq*	Copper	Gold	Moly	Silver
	CuEq (%)	M	%	g/t	%	g/t	%	B lb	M oz	M lb	M oz
Measured	0.25%	36	0.39	0.41	0.029	2.34	0.84	0.3	0.5	23	2.7
Indicated	0.25%	216	0.24	0.22	0.019	1.72	0.50	1.1	1.5	90	11.9
Total Measured + Indicated		252	0.26	0.25	0.021	1.81	0.55	1.4	2.0	117	14.7
Supergene Sulphide Zone (2008 Estimate)[2]
Class	Cutoff	Tonnes	Copper	Gold	Moly	Silver	CuEq*	Copper	Gold	Moly	Silver
	CuEq (%)	M	%	g/t	%	g/t	%	B lb	M oz	M lb	M oz
Measured	0.25%	33	0.39	0.47	0.030	-	0.87	0.3	0.5	22	-
Indicated	0.25%	100	0.29	0.25	0.020	-	0.56	0.6	0.8	44	-
Total Measured + Indicated		133	0.31	0.31	0.020	-	0.63	0.9	1.3	59	-

The additional drilling now brings the drill spacing to 100 metres throughout the majority of the deposit delineating indicated class mineralization and 50 metres through the heart of the deposit to delineate measured class mineralization. This additional drilling combined with the re-interpretation of the geology and a more current geostatistical treatment results in 1.06 billion tonnes of combined supergene oxide, supergene sulphide, and hypogene mineralization at the measured and indicated level at a 0.25% CuEq cut-off (see Table 3).

The largest increase to the resource comes at the inferred level of categorization. The combined supergene oxide, supergene sulphide, and hypogene inferred resource at a 0.25% CuEq cutoff has been increased over 6

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

times to 1.70 billion tonnes (see Table 2). These results have added 7.4 million ounces of gold, 4.4 billion pounds of copper, and 615 million pounds of molybdenum to the resource at the inferred level.

“This resource upgrade to the Casino Project, one of the world’s largest open-pittable gold, copper, and molybdenum deposits, is remarkable.” said Dale Corman, Chairman & CEO. “This new resource will be included in a revised pre-feasibility study scheduled for completion in early 2011 where we expect the large increase in supergene mineralization to result in higher grades over the initial operation of the mine, lower strip ratios, and thus much better economics.”

Table 2: Inferred Resource of combined Supergene Oxide, Supergene Sulphide, and Hypogene Zones at 0.25% CuEq Cut-off.

Estimate	Tonnes	Copper	Gold	Moly	Silver	CuEq*	Copper	Gold	Moly	Silver
	M	%	g/t	%	g/t	%	B lb	M oz	M lb	M oz
New
(2010)[1]	1,696	0.14	0.16	0.019	1.37	0.37	5.2	8.7	711	74.7
Old
(2008)[2]	232	0.16	0.18	0.019	-	0.38	0.8	1.3	95	-

(1)	Technical Report to be published. Resources reported at CuEq cut-off grades as indicated - CuEq Metal Prices: US$2.00/lb copper, US$875/oz gold, US$11.25/lb molybdenum, US$11.25/oz silver
(2)	Technical Report: August 2008. Resources reported at CuEq cut-off grades as indicated - CuEq Metal Prices: US$0.80/lb copper, US$350/oz gold, US$4.50/lb molybdenum
- No discount for metallurgical recovery in contained metal figures.

Gary Giroux, P.Geo., is the independent qualified person responsible for the preparation of the updated Mineral Resource estimate and the 2008 Mineral Resource estimate described in this news release.

Jack McClintock, P.Eng., is the independent qualified person responsible for the planning and execution of the Casino property exploration program and the preparation of the technical information disclosed in this news release.

*CuEq Metal Prices: US$2.00/lb copper, US$875/oz gold, US$11.25/lb molybdenum, US$11.25/oz silver. CuEq metal prices assume 100% recovery.

ABOUT WESTERN COPPER CORPORATION
Western Copper is a Vancouver based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of four Canadian properties. The two most advanced projects are the Carmacks Copper Project and the Casino Project both located in the Yukon. The Casino Project is one of the world's largest open-pittable copper, gold and molybdenum deposits. For more information, visit www.westerncoppercorp.com

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

For more information please contact Paul West-Sells, President & COO or Julie Kim, Manager Investor Relations & Corporate Communications, at 604.684.9497 or email info@westerncoppercorp.com

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”). The forward-looking information contained in this news release is made as of the date of this news release. Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information. Forward-looking information includes, but is not limited to, statements regarding the updated mineral resource estimate for the Company’s Casino project and the expected results and timing of an updated pre-feasibility study on the project, and are based on a number of assumptions, including the key assumptions and parameters on which the mineral resources estimates are based as set out in this news release and the technical report for the project, that the current price of and demand for gold, copper and molybdenum will be sustained or will improve, the supply of gold, copper and molybdenum will remain stable and that the general business and economic conditions will not change in a material adverse manner. However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results and expected timing to be materially different from those expressed or implied by the forward-looking information. Such factors include, among others, the risk that mineral resources are not as estimated. that the assumptions underlying such estimates, including commodity prices prove to be incorrect, that the Canadian dollar will strengthen against the U.S. dollar, that changes in project parameters as plans continue to be refined may result in increased costs, of unexpected variations in mineral resources, grade or expected recovery rates, unanticipated delays in obtaining governmental approvals or financing and other risks generally associated with development of mining projects as well as those factors and other risks more fully described in the Company’s Annual Information Form filed on www.sedar.com and in the [Company’s Annual Report on Form 40-F] filed with the United States Securities and Exchange Commission, on Edgar at www.sec.gov/. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

Table 3: Casino Resource by Zone1

Leached Cap / Oxide Gold Zone
	Cutoff Au	Tonnes	Copper	Gold	Moly	Silver	CuEq*	Copper	Gold	Moly	Silver
Class	(g/t)	M	%	g/t	%	g/t	%	B lb	M oz	M lb	M oz
Measured	0.25 g/t	31	0.05	0.52	0.025	2.94	0.56	0.0	0.5	17	2.9
Indicated	0.25 g/t	53	0.03	0.33	0.017	2.36	0.37	0.0	0.6	20	4.0
Inferred	0.25 g/t	17	0.01	0.31	0.008	1.93	0.27	0.0	0.2	3	1.1
Total Measured + Indicated		84	0.04	0.40	0.020	2.57	0.44	0.1	1.1	37	6.9
Measured	0.30 g/t	28	0.05	0.55	0.025	3.04	0.58	0.0	0.5	15	2.7
Indicated	0.30 g/t	30	0.03	0.38	0.016	2.52	0.39	0.0	0.4	10	2.4
Inferred	0.30 g/t	9	0.01	0.35	0.006	1.92	0.28	0.0	0.1	1	0.6
Total Measured + Indicated		58	0.04	0.46	0.020	2.77	0.48	0.1	0.9	25	5.1
Measured	0.35 g/t	26	0.06	0.57	0.026	3.14	0.60	0.0	0.5	15	2.6
Indicated	0.35 g/t	15	0.03	0.44	0.016	2.75	0.43	0.0	0.2	5	1.3
Inferred	0.35 g/t	3	0.01	0.39	0.006	2.01	0.31	0.0	0.0	0	0.2
Total Measured + Indicated		41	0.05	0.52	0.022	2.99	0.54	0.0	0.7	20	3.9
Measured	0.40 g/t	23	0.06	0.59	0.025	3.23	0.61	0.0	0.4	13	2.4
Indicated	0.40 g/t	9	0.04	0.48	0.017	2.88	0.47	0.0	0.1	3	0.8
Inferred	0.40 g/t	1	0.01	0.44	0.006	2.09	0.34	0.0	0.0	0	0.1
Total Measured + Indicated		32	0.05	0.56	0.023	3.13	0.57	0.0	0.6	16	3.2

Supergene Oxide Zone
	Cutoff	Tonnes	Copper	Gold	Moly	Silver	CuEq*	Copper	Gold	Moly	Silver
Class	CuEq (%)	M	%	g/t	%	g/t	%	B lb	M oz	M lb	M oz
Measured	0.20%	25	0.28	0.52	0.026	2.38	0.77	0.2	0.4	14	1.9
Indicated	0.20%	40	0.22	0.20	0.018	1.37	0.44	0.2	0.3	16	1.8
Inferred	0.20%	31	0.24	0.16	0.008	1.35	0.38	0.2	0.2	6	1.4
Total Measured + Indicated		65	0.24	0.32	0.021	1.76	0.56	0.3	0.7	30	3.7
Measured	0.25%	25	0.28	0.52	0.026	2.38	0.77	0.2	0.4	14	1.9
Indicated	0.25%	36	0.23	0.21	0.019	1.44	0.46	0.2	0.2	15	1.7
Inferred	0.25%	26	0.26	0.17	0.010	1.43	0.41	0.1	0.1	6	1.2
Total Measured + Indicated		61	0.25	0.34	0.022	1.83	0.59	0.3	0.7	30	3.6
Measured	0.30%	25	0.28	0.52	0.026	2.39	0.77	0.2	0.4	14	1.9
Indicated	0.30%	32	0.24	0.23	0.021	1.54	0.49	0.2	0.2	15	1.6
Inferred	0.30%	22	0.27	0.18	0.010	1.46	0.44	0.1	0.1	5	1.0
Total Measured + Indicated		57	0.26	0.36	0.023	1.91	0.61	0.3	0.7	29	3.5

*CuEq Metal Prices: US$2.00/lb copper, US$875/oz gold, US$11.25/lb molybdenum, US$11.25/oz silver. CuEq metal prices assume 100% recovery.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

Supergene Sulfide Zone
	Cutoff	Tonnes	Copper	Gold	Moly	Silver	CuEq*	Copper	Gold	Moly	Silver
Class	CuEq (%)	M	%	g/t	%	g/t	%	B lb	M oz	M lb	M oz
Measured	0.20%	36	0.39	0.41	0.029	2.34	0.83	0.3	0.5	23	2.7
Indicated	0.20%	224	0.24	0.22	0.019	1.70	0.49	1.2	1.6	94	12.2
Inferred	0.20%	129	0.18	0.18	0.009	1.40	0.34	0.5	0.7	26	5.8
Total Measured + Indicated		260	0.26	0.25	0.020	1.79	0.54	1.5	2.1	115	15.0
Measured	0.25%	36	0.39	0.41	0.029	2.34	0.84	0.3	0.5	23	2.7
Indicated	0.25%	216	0.24	0.22	0.019	1.72	0.50	1.1	1.5	90	11.9
Inferred	0.25%	102	0.20	0.19	0.010	1.49	0.38	0.5	0.6	23	4.9
Total Measured + Indicated		252	0.26	0.25	0.021	1.81	0.55	1.4	2.0	117	14.7
Measured	0.30%	36	0.39	0.41	0.029	2.34	0.84	0.3	0.5	23	2.7
Indicated	0.30%	200	0.25	0.23	0.020	1.78	0.52	1.1	1.5	88	11.5
Inferred	0.30%	82	0.21	0.19	0.011	1.54	0.40	0.4	0.5	20	4.1
Total Measured + Indicated		236	0.27	0.26	0.022	1.86	0.57	1.4	2.0	115	14.1

Hypogene Zone
	Cutoff	Tonnes	Copper	Gold	Moly	Silver	CuEq*	Copper	Gold	Moly	Silver
Class	CuEq (%)	M	%	g/t	%	g/t	%	B lb	M oz	M lb	M oz
Measured	0.20%	33	0.31	0.38	0.025	1.94	0.72	0.2	0.4	18	2.0
Indicated	0.20%	779	0.16	0.20	0.022	1.59	0.43	2.7	5.0	378	39.8
Inferred	0.20%	1,968	0.13	0.15	0.018	1.30	0.34	5.6	9.5	781	82.2
Total Measured + Indicated		812	0.16	0.21	0.022	1.61	0.44	2.9	5.5	394	42.0
Measured	0.25%	32	0.32	0.38	0.026	1.94	0.73	0.2	0.4	19	2.0
Indicated	0.25%	711	0.17	0.21	0.023	1.65	0.45	2.7	4.8	360	37.7
Inferred	0.25%	1,568	0.14	0.16	0.020	1.36	0.37	4.8	8.1	691	68.6
Total Measured + Indicated		743	0.17	0.22	0.023	1.66	0.46	2.8	5.3	377	39.7
Measured	0.30%	32	0.32	0.38	0.026	1.95	0.73	0.2	0.4	18	2.0
Indicated	0.30%	621	0.18	0.22	0.025	1.71	0.47	2.5	4.4	342	34.1
Inferred	0.30%	1,145	0.15	0.17	0.023	1.43	0.40	3.8	6.3	580	52.6
Total Measured + Indicated		653	0.18	0.23	0.025	1.72	0.49	2.6	4.8	360	36.1

Combined Supergene Oxide, Supergene Sulfide, and Hypogene Zones
	Cutoff	Tonnes	Copper	Gold	Moly	Silver	CuEq*	Copper	Gold	Moly	Silver
Class	CuEq (%)	M	%	g/t	%	g/t	%	B lb	M oz	M lb	M oz
M+I	0.20%	1,138	0.19	0.23	0.021	1.65	0.47	4.8	8.4	527	60.3
M+I	0.25%	1,057	0.20	0.23	0.022	1.71	0.49	4.7	7.8	513	58.1
M+I	0.30%	946	0.21	0.25	0.024	1.77	0.51	4.4	7.6	500	53.8
Inferred	0.20%	2,128	0.13	0.16	0.017	1.39	0.34	6.1	10.9	798	95.1
Inferred	0.25%	1,696	0.14	0.16	0.019	1.37	0.37	5.2	8.7	711	74.7
Inferred	0.30%	1,249	0.16	0.18	0.022	1.44	0.40	4.4	7.2	606	57.8

* CuEq Metal Prices: US$2.00/lb copper, US$875/oz gold, US$11.25/lb molybdenum, US$11.25/oz silver. CuEq metal prices assume 100% recovery.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com